

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(6)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2004.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,018,333,485**	**100**	**889,358,556**	**100**
2	**CURRENT ASSETS**	**247,560,119**	**24**	**179,904,547**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	84,897,675	8	77,143,143	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	42,245,049	4	33,002,193	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	85,318,888	8	40,855,247	5
6	INVENTORIES	35,098,507	3	28,903,964	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**26,224,397**	**3**	**11,358,773**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,571,753	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,187,391	2	9,896,438	1
11	OTHER INVESTMENTS	1,465,253	0	1,462,335	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**613,472,765**	**60**	**567,209,192**	**64**
13	PROPERTY	342,220,759	34	301,414,871	34
14	MACHINERY AND INDUSTRIAL	638,533,417	63	615,635,208	69
15	OTHER EQUIPMENT	38,772,262	4	38,816,290	4
16	ACCUMULATED DEPRECIATION	526,668,361	52	477,041,881	54
17	CONSTRUCTION IN PROCESS	120,614,688	12	88,384,704	10
18	**DEFERRED ASSETS (NET)**	**5,573,098**	**1**	**5,383,720**	**1**
19	**OTHER ASSETS**	**125,503,106**	**12**	**125,502,324**	**14**
20	**TOTAL LIABILITIES**	**960,251,542**	**100**	**841,117,200**	**100**
21	**CURRENT LIABILITIES**	**132,710,244**	**14**	**144,022,816**	**17**
22	SUPPLIERS	28,856,516	3	35,282,296	4
23	BANK LOANS	26,140,373	3	55,395,693	7
24	STOCK MARKET LOANS	22,522,947	2	7,077,782	1
25	TAXES TO BE PAID	43,597,437	5	38,546,112	5
26	OTHER CURRENT LIABILITIES	11,592,971	1	7,720,933	1
27	**LONG - TERM LIABILITIES**	**456,660,566**	**48**	**375,751,800**	**45**
28	BANK LOANS	185,995,060	19	179,132,086	21
29	STOCK MARKET LOANS	270,665,506	28	196,619,714	23
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**3,333,387**	**0**	**909,168**	**0**
32	**OTHER LIABILITIES**	**367,547,345**	**38**	**320,433,416**	**38**
33	**CONSOLIDATED EQUITY**	**58,081,943**	**100**	**48,241,356**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**58,081,943**	**100**	**48,241,356**	**100**
36	**CONTRIBUTED EQUITY**	**119,535,239**	**206**	**86,908,890**	**180**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,535,239	206	86,908,890	180
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(61,453,296)**	**(106)**	**(38,667,534)**	**(80)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(184,737,988)	(318)	(132,932,341)	(276)
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	137,427,104	237	137,018,937	284
45	**NET INCÔME FOR THE YEAR**	**(14,142,412)**	**(24)**	**(42,754,130)**	**(89)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**84,897,675**	**100**	**77,143,143**	100
46	CASH	23,026,214	27	22,917,038	30
47	SHORT-TERM INVESTMENTS	61,871,461	73	54,226,105	70
18	**DEFERRED ASSETS (NET)**	**5,573,098**	**100**	**5,383,720**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	5,573,098	100	5,383,720	100
21	**CURRENT LIABILITIES**	**132,710,244**	**100**	**144,022,816**	**100**
52	FOREIGN CURRENCY LIABILITIES	45,049,806	34	57,341,119	40
53	MEXICAN PESOS LIABILITIES	87,660,438	66	86,681,697	60
24	**STOCK MARKET LOANS**	**22,522,947**	**100**	**7,077,782**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	22,522,947	100	7,077,782	100
26	**OTHER CURRENT LIABILITIES**	**11,592,971**	**100**	**7,720,933**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	11,592,971	100	7,720,933	100
27	**LONG - TERM LIABILITIES**	**456,660,566**	**100**	**375,751,800**	**100**
59	FOREIGN CURRENCY LIABILITIES	393,710,788	86	353,953,928	94
60	MEXICAN PESOS LIABILITIES	62,949,778	14	21,797,872	6
29	**LONG TERM STOCK MARKET LOANS**	**270,665,506**	**100**	**196,619,714**	**100**
61	BONDS	270,665,506	100	196,619,714	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**3,333,387**	**100**	**909,168**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	3,333,387	100	909,168	100
32	**OTHER LIABILITIES**	**367,547,345**	**100**	**320,433,416**	**100**
68	RESERVES	367,547,345	100	315,853,001	99
69	OTHERS LIABILITIES	0	0	4,580,415	1
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**137,427,104**	**100**	**137,018,937**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	137,427,104	100	137,018,937	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	114,849,875	35,881,731
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**778,613,928**	**100**	**657,893,405**	**100**
2	COST OF SALES	277,228,249	36	217,869,140	33
3	**GROSS INCOME**	**501,385,679**	**64**	**440,024,265**	**67**
4	OPERATING EXPENSES	59,286,928	8	53,377,851	8
5	**OPERATING INCOME**	**442,098,751**	**57**	**386,646,414**	**59**
6	TOTAL FINANCING COST	(3,282,712)	0	32,338,192	5
7	**INCOME AFTER FINANCING COST**	**445,381,463**	**57**	**354,308,222**	**54**
8	OTHER FINANCIAL OPERATIONS	(13,500,681)	(2)	(3,114,712)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**458,882,144**	**59**	**357,422,934**	**54**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	473,024,556	61	402,294,325	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(14,142,412)**	**(2)**	**(44,871,391)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(14,142,412)**	**(2)**	**(44,871,391)**	**(7)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(14,142,412)**	**(2)**	**(44,871,391)**	**(7)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	(2,117,261)	0
18	**NET CONSOLIDATED INCOME**	**(14,142,412)**	**(2)**	**(42,754,130)**	**(6)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(14,142,412)**	**(2)**	**(42,754,130)**	**(6)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**778,613,928**	**100**	**657,893,405**	**100**
21	DOMESTIC	449,027,697	58	407,337,262	62
22	FOREIGN	329,586,231	42	250,556,143	38
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(3,282,712)**	**100**	**32,338,192**	**100**
24	INTEREST PAID	28,327,850	863	24,706,313	76
25	EXCHANGE LOSSES	1,391,875	42	26,830,343	83
26	INTEREST EARNED	12,591,178	384	7,107,465	22
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(20,411,259)	(622)	(12,090,999)	(37)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(13,500,681)**	**100**	**(3,114,712)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(13,500,681)	(100)	(3,114,712)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**473,024,556**	**100**	**402,294,325**	**100**
32	INCOME TAX	473,024,556	100	402,294,325	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	(778,613,928)	(657,893,405)
37	NET INCOME OF THE YEAR	(14,142,412)	(42,754,130)
38	NET SALES (**)	778,613,928	657,893,405
39	OPERATION INCOME (**)	442,098,751	386,646,414
40	NET INCOME OF MAJORITY INTEREST (**)	(14,142,412)	(42,754,130)
41	NET CONSOLIDATED INCOME (**)	(14,142,412)	(42,754,130)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM OCTOBER 1 TO DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**213,315,367**	**100**	**181,369,023**	100
2	COST OF SALES	88,351,379	41	69,806,002	38
3	**GROSS INCOME**	**124,963,988**	**59**	**111,563,021**	62
4	OPERATING EXPENSES	17,909,952	8	15,076,849	8
5	**OPERATING INCOME**	**107,054,036**	**50**	**96,486,172**	53
6	TOTAL FINANCING COST	(12,088,162)	(6)	19,219,462	11
7	**INCOME AFTER FINANCING COST**	**119,142,198**	**56**	**77,266,710**	43
8	OTHER FINANCIAL OPERATIONS	(8,380,006)	(4)	870,981	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**127,522,204**	**60**	**76,395,729**	42
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	126,805,869	59	112,285,512	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**716,335**	**0**	**(35,889,783)**	(20)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**716,335**	**0**	**(35,889,783)**	(20)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**716,335**	**0**	**(35,889,783)**	(20)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**716,335**	**0**	**(35,889,783)**	(20)
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**716,335**	**0**	**(35,889,783)**	(20)

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 01 TO DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**213,315,367**	**100**	**181,369,023**	**100**
21	DOMESTIC	119,929,445	56	112,177,303	62
22	FOREIGN	93,385,922	44	69,191,720	38
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(12,088,162)**	**100**	**19,219,462**	**100**
24	INTEREST PAID	7,325,129	61	9,795,700	51
25	EXCHANGE LOSSES	(7,045,381)	(58)	24,094,789	125
26	INTEREST EARNED	4,132,847	34	2,580,028	13
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(8,235,063)	(68)	(12,090,999)	(63)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(8,380,006)**	**100**	**870,981**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(8,380,006)	(100)	870,981	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**126,805,869**	**100**	**112,285,512**	**100**
32	INCOME TAX	126,805,869	100	112,285,512	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO DECEMBER 31, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**(14,142,412)**	**(42,754,130)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	109,182,177	115,696,280
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**95,039,765**	**72,942,150**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(75,735,167)	(32,157,028)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**19,304,598**	**40,785,122**
6	CASH FLOW FROM EXTERNAL FINANCING	61,467,576	73,163,293
7	CASH FLOW FROM INTERNAL FINANCING	21,934,341	(10,500,159)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**83,401,917**	**62,663,134**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(94,952,018)**	**(74,294,409)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	7,754,497	29,153,847
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	77,143,178	47,989,296
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	84,897,675	77,143,143

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**109,182,177**	**115,696,280**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	50,737,341	42,648,759
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	52,814,000	40,959,829
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	5,630,836	22,743,360
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	9,344,332
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(75,735,167)**	**(32,157,028)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(53,706,463)	(13,294,702)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(6,194,530)	(2,183,199)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(15,055,719)	417,585
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(6,425,796)	3,267,930
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	5,647,341	(20,364,642)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**61,467,576**	**73,163,293**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	11,880,331	23,774,589
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	110,479,169	120,856,553
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	15,474,884	0
27	(-) BANK FINANCING AMORTIZATION	(52,734,475)	(49,740,046)
28	(-) STOCK MARKET AMORTIZATION	(9,448,594)	(3,895,839)
29	(-) OTHER FINANCING AMORTIZATION	(14,183,739)	(17,831,964)
7	**CASH FLOW FROM INTERNAL FINANCING**	**21,934,341**	**(10,500,159)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(10,703,189)	(10,500,159)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	32,637,530	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(94,952,018)**	**(74,294,409)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(94,952,018)	(138,809,856)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	64,515,447
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	(1.82)	%	(6.50)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(24.35)	%	(88.63)	%
3	NET INCOME TO TOTAL ASSETS (**)	(1.39)	%	(4.81)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(24.56)	%	(41.09)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(144.33)	%	(28.28)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.76	times	0.74	times
7	NET SALES TO FIXED ASSETS (**)	1.27	times	1.16	times
8	INVENTORIES ROTATION (**)	7.90	times	7.54	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	17	days	16	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.61	%	5.64	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	94.30	%	94.58	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	16.53	times	17.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.69	%	48.90	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.44	%	66.25	%
15	OPERATING INCOME TO INTEREST PAID	15.61	times	15.65	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.81	times	0.78	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.87	times	1.25	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.60	times	1.05	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.26	times	0.21	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	63.97	%	53.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.21	%	11.09	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.73)	%	(4.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.68	times	1.65	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	73.70	%	116.76	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	26.30	%	(16.76)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	186.84	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETROLEOS MEXICANOS

MANAGEMENT DISCUSSION AND ANALISYS OF THE RESULTS OF OPERATION AND FINANCIAL PÓSITION

ANNEX 1

CONSOLIDATED

Final printing

PEMEX financial results report as of December 31, 2004
(unaudited)

Financial highlights

PEMEX, Mexico's oil and gas company and the world's ninth largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the twelve months ending December 31, 2004.

- Total sales increased 18%, compared to 2003, reaching Ps. 778.6 billion (US$69.1 billion)[2]
- Crude oil exports averaged 1,870 thousand barrels per day (Mbd), up 1% from 2003
- Income before taxes and duties increased 29%, to Ps. 460.9 billion (US$40.9 billion)
- Net loss for 2004 decreased Ps. 30.6 billion compared to 2003, resulting in a net loss of Ps. 12.1 billion (US$1.1 billion)

Operational highlights

Total liquid hydrocarbons production in 2004 totaled 3,825 Mbd, 1% greater than the production of 2003:

- Crude oil production increased 12 Mbd, to 3,383 Mbd
- Natural gas production rose 2% to 4,573 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 6% to 442 Mbd
- In 2004, gas flaring represented 3.3% of total natural gas production

Operating items

Exploration and production

[1] *Petroleum Intelligence Weekly* Ranking, December 2004.
[2] Amounts in US dollars are translated at the December 31, 2004 exchange rate of Ps. 11.2648 per US dollar.

Production levels

In 2004, crude oil and natural gas productions totaled 3,383 Mbd and 4,573 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production and non-associated natural gas was 34% of total natural gas production.

During the fourth quarter of 2004, crude oil production decreased 2%, because of adverse weather conditions. On the other hand, non-associated natural gas production increased 12% while total natural gas production grew 1%.

Gas flaring

In 2004, gas flaring represented 3.3% of total natural gas production, compared to 5.6% in 2003.

During the fourth quarter of 2004, gas flaring was 2.9% of total natural gas production, compared to 5.9% in the same period of 2003. This decrease was an effect of the start-up of the offshore gas treatment facility within the Akal-C complex in Cantarell.

Drilling activity

In 2004, exploration drilling activity rose 17% year on year from 88 exploratory wells to 103. Development drilling activity rose 24%, from 505 development wells to 624 (see figure 1).

During the fourth quarter of 2004, exploratory and development drilling activity diminished 7% and 1%, respectively, relative to the same quarter of 2003.

In 2004, PEMEX completed successfully the exploratory well Nab-1, at a water depth of 681 meters. This is the deepest marine well drilled by PEMEX. The reserves associated to this finding are in the process of evaluation and, therefore, they still do not modify the reserves volume of Mexico.

Akal – L

In 2004, the Akal – L processing center began operations in the Cantarell field. This complex provides greater operating flexibility for the handling and distribution of hydrocarbons which, among other things, facilitates maintenance of other complexes in Cantarell without affecting production volumes.

Nitrogen removal plant

During the fourth quarter of 2004, PEMEX began the construction of a nitrogen removal plant in the Ciudad PEMEX Gas Processing Center in Southeastern Mexico. This plant will have a capacity of 630 MMcfd and will process the associated gas produced in Cantarell.

Multiple Service Contracts

By the end of 2004, 22 wells have been drilled under the five contracts assigned to execute the works and services in the Burgos basin using the Multiple Service Contracts' scheme. This implied a US$71 million investment and gas output reached 94 MMcfd.

The contract for the Pandura – Anáhuac block was assigned on November 9, 2004 to the Mexican firm Industrial Perforadora de Campeche (IPC).

On February 8, 2005, the Ricos block's bidding received no tenders. For this reason, PEMEX will examine the technical information and will evaluate and determine if a new bidding offer for this block is convenient.

Finally, on February 17, 2005, the seventh contract for the Monclova block was assigned to a group of Mexican and American firms. The bid was US$456 million.

Gas and basic petrochemicals

Gas processing

In 2004, given the greater supply of wet natural gas and condensates for processing, the production of dry gas from the processing plants increased 4% compared to the production registered in 2003, averaging 3,144 MMcfd. Likewise, gas liquids production, including condensates, was 442 Mbd, 6% greater than that observed in 2003.

During the fourth quarter of 2004, dry gas from processing plants and gas liquids productions increased 4% and 2%, respectively, relative to the fourth quarter of 2003.

Additional cryogenic plants

In 2004 PEMEX started operations of two modular cryogenic plants in the Burgos Gas Processing Center (GPC) in northern Mexico. Both plants have a processing capacity of 200 MMcfd of sweet wet gas and 6 Mbd of condensates. Additionally, in the third quarter of 2004, PEMEX signed a contract to build a third modular cryogenic plant and expects to sign a new contract, in the first half of 2005, to build a fourth plant. Both plants will be constructed at the GPC Burgos and will have the same processing capacity as the first two.

At the end of 2004, PEMEX carried out the initial phase to build a liquefied petroleum gas (LPG) pipeline with a transport capacity up to 30 Mbd from the GPC Burgos to Monterrey.

Refining

Processing

During 2004, heavy crude oil processing as a percentage of total crude processed, increased to 42% from 36% in 2003 (see figure 2).

In the fourth quarter of 2004 heavy crude oil processing was 43% compared to 40% in 2003.

In 2004, diesel and gasoline productions increased 5%, while fuel oil production decreased 7%, relative to 2003. During the fourth quarter of 2004, gasoline and fuel oil productions increased 8% and 2%, respectively, compared to the same quarter of 2003, conversely, diesel production declined 1%.

The increase in heavy crude oil processing capacity and the higher production of gasoline and intermediate distillates are product of the stabilized operation of the coker plants of the Madero and Cadereyta refineries.

Refining margin

In 2004, the refining margin increased 61%, to US$4.3 per barrel, from US$2.67 per barrel in 2003.

Regarding the difference between the Mexican and the US refining margins, it is worth mentioning that US margins are higher due to:

- The crude mixes processed, which contain more value aggregated products
- The refineries' complexity, which allows to extract more value aggregated products

Minatitlán

The project for the reconfiguration of the Minatitlán refinery is divided into six engineering, procurement and construction (EPC's) packages.

The first package (EPC-1) was awarded at the end of 2003, beginning the reconfiguration project. During the third quarter of 2004 two EPC packages were assigned, the EPC-2 which includes:

- A utilities plant
- A sour water treatment plant
- Integration works, caustic waste and effluents treatment

and the EPC -3, which includes the construction of:

- An atmospheric and vacuum distillation plant
- An intermediate distillates hydro-treatment plant
- A fluid catalytic cracker

Franchises

The number of franchised gas stations rose 9% to 6,732 as of December 31, 2004, from 6,164 as of December 31, 2003.

Petrochemicals

Petrochemicals production

Total accumulated petrochemicals annual production for 2004 was 10,731 thousand tons (Mt), 4% higher than in 2003. This growth is partly attributed to the modernization and enlargement of the installed capacity at the petrochemical plant La Cangrejera. Specifically, ethylene production grew 3%, relative to 2003.

During the fourth quarter of 2004, total accumulated petrochemicals production increased 6% compared to the same period of 2003, from 2,641 Mt to 2,809 Mt. Ethylene output totaled 243 Mt, i.e. a 2% year on year increase.

Subsidiary companies

On September 15, 2004, the Secretary of Energy was authorized to carry out the merger of the following subsidiary companies of PEMEX Petroquímica:

- Petroquímica Camargo, S.A. de C.V.

- Petroquímica La Cangrejera, S.A. de C.V.
- Petroquímica Cosoleacaque, S.A. de C.V.
- Petroquímica Escolín, S.A. de C.V.
- Petroquímica Morelos, S.A. de C.V.
- Petroquímica Pajaritos, S.A. de C.V.
- Petroquímica Tula, S.A. de C.V.

This merger is expected to be completed during 2005.

Fénix Project

On October 2004, PEMEX announced the names of its partners for the execution of the Fénix Project:

- Indelpro, S.A. de C.V. (affiliate of Alfa)
- Grupo Idesa, S.A. de C.V.
- Nova Chemicals Corporation

The Fénix Project requires budgetary approvals and, therefore, it is still under discussion.

International trade[3]

Crude oil exports

In 2004, PEMEX's crude oil exports averaged 1,870 Mbd, 1% higher than the volume registered in 2003. Approximately 87% of the total crude oil exports were heavy crude oil (Maya) and the rest was light and extra-light crude oil (Isthmus and Olmeca).

79% of the total crude oil exports were to the United States, while the remaining 21% went to Europe (10%), the Far East (2%), and the rest of America (9%).

The 2004 annual weighted average export price of the Mexican crude oil basket is US$31.02 per barrel, compared to US$26.78 per barrel in 2003.

In the fourth quarter of 2004, crude oil exports averaged 1,968 Mbd, 4% higher than that registered in the same quarter of 2003. Approximately, 85% of these exports were heavy crude oil.

The weighted average export price of the Mexican crude oil basket, during the fourth quarter of 2004, was US$33.32 per barrel, compared to US$25.03 per barrel in the same quarter of 2003.

Refined products and petrochemicals

Refined products exports in 2004, averaged 152 Mbd, 15% less than those in 2003. This was due to a decrease in the exports of fuel oil, asphalt and jet fuel. Petrochemical exports increased 10% on a yearly basis, totaling 916 Mt.

---

[3] Source: PMI.

Refined products imports increased 8%, to 310 Mbd in 2004 from 287 Mbd in 2003 as a result of a higher regular gasoline demand in urban areas. Petrochemicals imports decreased 48%, to 277 Mt, as a consequence of imports substitution by a larger domestic production.

Natural gas imports increased 1% to 766 MMcfd in 2004 from 757 MMcfd in 2003.

During the fourth quarter of 2004, refined products exports averaged 136 Mbd, 27% below the exports registered in the same period of 2003. In the same quarter, petrochemicals exports declined 12%, to 223 Mt from 254 Mt in the fourth quarter of 2003.

Also, during the fourth quarter of 2004, refined products imports increased 32%, to 392 Mbd from 297 Mbd in the same period of 2003. Meanwhile, petrochemicals imports decreased 10%, to 70 Mt from 78 Mt.

Last quarter natural gas imports decreased 1%, to 801 MMcfd from 810 MMcfd, in the comparable period of 2003.

Financial results as of December 31, 2004

Total sales

Total sales

Total sales (including the special tax on production and services, IEPS) increased 18% in constant pesos to Ps. 778.6 billion (US$69.1 billion) for 2004, compared to Ps. 657.9 billion in 2003.

Domestic sales

Total domestic sales (including IEPS) increased 10% to Ps. 449 billion (US$39.9 billion) during 2004, from Ps. 407.3 billion in 2003. Total domestic sales (excluding IEPS) increased 28% to Ps. 394.3 billion (US$35 billion) during 2004, from Ps. 308.4 billion in 2003:

- Sales of refined products[4], net of IEPS, grew 27% to Ps. 304.7 billion (US$27.1 billion) from Ps. 239.4 billion. Refined products sales volume increased 2% to 1,718 Mbd, from 1,684 Mbd. The IEPS generated by these sales decreased 45% to Ps. 54.7 billion (US$4.9 billion) from Ps. 99 billion. Sales of refined products, including IEPS, increased 6% to Ps. 359.4 billion (US$31.9 billion) from Ps. 338.4 billion
- Natural gas sales rose 27% to Ps. 71.1 billion (US$6.3 billion) from Ps. 55.8 billion. Natural gas sales volume increased 5% to 2,757 MMcfd from 2,621 MMcfd. The average sales price of natural gas for 2004 was US6.09 per million of British Thermal Unit, for 2003, average sales price was US$5.04 per MMBtu
- Petrochemical sales[5] increased 40% to Ps. 18.5 billion (US$1.6 billion) from Ps. 13.2 billion. Petrochemicals sales volume grew 12% to 3,531 Mt from 3,144 Mt

Exports

[4] Mainly Magna Gasoline, Premium Gasoline, Pemex Diesel, industrial diesel, special marine diesel, heavy fuel oil, jet fuel, asphalts and liquefied petroleum gas.
[5] Mainly raw material for carbon black, hexane, solvent, vinyl chloride, styrene, ethylene oxide, toluene, xylene, polyethylene, acrylonitrile, ammonia and monoethyleneglicol.

Export sales totaled Ps. 329.6 billion (US$29.3 billion), 32% higher than the export sales registered in 2003 of Ps. 250.6 billion:

- Crude oil and condensates export sales increased 32% to Ps. 299.4 billion (US$26.6 billion) from Ps. 226.6 billion. Crude oil exports volume rose 1% to 1,870 Mbd from 1,844 Mbd
- Refined products export sales[6] rose 23% to Ps. 27.5 billion (US$2.4 billion) from Ps. 22.4 billion. Refined products exports volume fell 15% to 152 Mbd from 179 Mbd. This reduction was due mainly to a decrease of 19 Mbd of fuel oil exports as a result of a lower fuel oil output
- Petrochemical products export sales[7] increased 70% to Ps. 2.7 billion (US$0.2 billion) from Ps. 1.6 billion. Petrochemical products exports volume grew 10% to 916 Mt from 835 Mt

Costs and operating expenses

Costs and expenses grew 24%

Costs and operating expenses increased 24% with respect to 2003, reaching Ps. 336.5 billion (US$29.9 billion).

Cost of sales

Cost of sales increased 27%, or Ps. 59.4 billion (US$5.3 billion), to Ps. 277.2 billion (US$24.6 billion). The increase is composed of the following changes:

- Ps. 36.8 billion (US$3.3 billion) increase in purchases done by PEMEX for its trading operations
- Ps. 14.4 billion (US$1.3 billion) increase in operational maintenance
- Ps. 7.8 billion (US$0.7 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
- Ps. 7.1 billion (US$0.6 billion) increase in depreciation and amortization expenses
- Ps. 1.3 billion (US$0.1 billion) increase in products manufacturing expenses
- A favorable effect of Ps. 4.6 billion (US$0.4 billion) resulting from negative variation in inventories
- A favorable effect of Ps. 2.1 billion (US$0.2 billion) resulting from a decrease in operating expenses
- An offsetting favorable effect of Ps. 1.4 billion (US$0.1 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of the implementation of the successful efforts method for the accounting of costs incurred in exploration, acquisition and development of oil and gas reserves

Transportation and distribution expenses

Transportation and distribution expenses increased 20% to Ps. 19.7 billion (US$1.7 billion) in 2004, from Ps. 16.4 billion in 2003.

Administrative expenses

[6] Mainly naphtas, long residue, asphalts, diesel, gasoline and jet fuel.
[7] Mainly ammonia, ethylene, styrene, acrylonitrile, acetaldehyde, polyethylene, butadiene, vinyl chloride, toluene, benzene y monoethyleneglicol.

Administrative expenses increased 7% to Ps. 39.6 billion (US$3.5 billion) in 2004, from Ps. 37 billion in 2003.

Cost of the reserve for retirement payments

The cost of the reserve for retirement payments, pensions and indemnities increased 34% to Ps. 52.8 billion (US$4.7 billion) in 2004 from Ps. 39.5 billion in 2003. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

The growth in the cost of the reserve for retirement payments results not only from the natural evolution of the reserve but also from the incorporation of medical services into the reserve

Operating income

Operating income

Operating income in 2004 totaled Ps. 442.1 billion (US$39.2 billion), 14% higher than the comparable figure for 2003 of Ps. 386.6 billion.

Excluding IEPS, operating income grew 35%, that is Ps. 99.7 billion (US$8.6 billion), going from Ps. 287.7 billion in 2003 to Ps. 387.4 billion (US$34.5 billion) in 2004.

Comprehensive financing cost

Decrease of comprehensive financing cost

The comprehensive financing cost decreased 110% from a cost of Ps. 32.2 billion in 2003 to an income of Ps. 3.3 billion (US$0.3 billion) in 2004. This variation from a cost to an income was caused by:

- A decrease of Ps. 1.9 billion in net interest
- A decrease of Ps. 25.4 billion in foreign exchange loss
- An increase of Ps. 8.3 billion in gains on monetary position

Net interest

Net interest expense decreased 11% to Ps. 15.7 billion (US$1.4 billion) in 2004, from Ps. 17.6 billion in 2003.

Interest expense increased Ps. 3.6 billion, while interest income increased Ps. 5.5 billion.

Foreign exchange loss

The foreign exchange loss totaled Ps. 1.4 billion (US$0.1 billion) in 2004 as compared to a foreign exchange loss of Ps. 26.8 billion in 2003. This 95% decrease was primarily a consequence of a lower depreciation of the Mexican peso against the dollar.

The depreciation of the Mexican peso against the US dollar from December 31, 2002 to December 30, 2003 was 9% (from Ps. 10.3125 to Ps. 11.236 per US$), while from December 31, 2003 to December 31, 2004 it was 0.3% (from Ps. 11.236 to Ps. 11.2648 per US$).

Monetary gain

The monetary gain for 2004 was Ps. 20.4 billion (US$1.8 billion), representing a 69% increase over the monetary gain during 2003.

The Ps. 8.3 billion (US$0.7 billion) monetary gain increase is a consequence of a higher annual inflation observed in 2004 relative to 2003 (5.19% vs 3.98%).

Other revenues

Other net revenues

During 2004, other net revenues increased 333% to Ps. 13.5 billion (US$1.2 billion). The corresponding figure for 2003 was of Ps. 3.1 billion.

The Ps. 10.4 billion (US$0.9 billion) increase was mainly due to:

- Higher net income from the Deer Park refinery in which PEMEX has participation
- The capital gains from the investment in shares of Repsol YPF, S.A.
- The Federal Government contribution to the Voluntary Retirement Fund

Income before taxes and duties

Income before taxes

Income before taxes and duties for 2004 was Ps. 458.9 billion (US$40.7 billion), 28% higher than the Ps. 357.4 billion observed in 2003.

From 2003 to 2004, operating income increased Ps. 55.5 billion (US$4.9 billion), while income before taxes grew Ps. 101.5 billion (US$9 billion). The difference between these increments is due to:

- A reduction of Ps. 35.6 billion (US$3.2 billion) in the comprehensive financing cost
- An increase of Ps. 10.4 billion (US$0.9 billion) in other net revenues

Taxes and duties

18% increase

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales[8]. This includes the special tax on production and services (IEPS) that applies to gasoline. From 2003 to 2004 the taxes and duties paid increased 18%, from Ps. 402.3 billion to Ps. 473 billion (US$42 billion).

Special tax on production and services (IEPS)

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the

---

[8] PEMEX's subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

price of the gasoline. Recently, gasoline prices have remained nearly unchanged because its increments are tied to inflation. When PEMEX sells gasoline, it collects an rough calculation of its production cost, based on the assumption of an efficient refinery. The difference between the retail price and the cost that PEMEX collects is primarily IEPS.

Therefore, given the retail price, when the crude price is high and so is the gasoline's production cost, the IEPS decreases and when the crude price is low and so is the gasoline's production cost, the IEPS increases.

In 2003, the weighted average crude oil export price was US$24.78 per barrel. For 2004, this price was 25% higher, reaching US$31.02 per barrel. For 2004, IEPS decreased 45% to Ps. 54.7 billion (US$4.9 billion) from Ps. 99 billion (US$8.8 billion) during 2003.

Duty for exploration, gas, refining and petrochemicals infrastructure

In 2004, the duty for exploration, gas, refining and petrochemicals infrastructure replaced the prior excess gains duty. Both duties are equal to 39.2% of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price was US$20.00 per barrel, compared to US$18.35 per barrel in 2003.

Until 2004, there was no difference between both duties. In 2004, the duty for exploration, gas, refining and petrochemicals infrastructure was reimbursed to PEMEX. The Income Law (Ley de Ingresos de la Federación[9]) for the fiscal year 2004 established that: "the proceeds from this duty... will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform."

In 2003, the excess gains duty paid by PEMEX was Ps. 19.7 billion (US$1.7 billion) and in 2004, the duty for exploration, gas, refining and petrochemicals infrastructure was Ps. 34.4 billion (US$3.1 billion).

Reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure

PEMEX received the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure (Ps. 33 billion) from the Ministry of Finance:

- Ps. 12.5 billion received on September 30, 2004
- Ps. 8 billion received on December 15, 2004
- Ps. 12.5 billion received on December 31, 2004

The reimbursement will be destined to finance non-PIDIREGAS capital expenditure and amortizations of PIDIREGAS projects.

Accounting of the duty for exploration, gas, refining and petrochemicals infrastructure

Most part of the Ps. 33 billion was exchanged into US dollars, based on the allocation of the non PIDIREGAS investment and the PIDIREGAS projects amortizations. Since the Mexican peso appreciated in dollar terms the accounting of the reimbursement of this duty resulted in a Ps. 0.4 billion exchange loss.

The Ps. 32.6 billion difference was deposited by PEMEX in a Trust. Therefore, the accounting registered was a credit in an account receivable and a debit in PEMEX equity.

[9] Section XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

Net loss

Net loss of Ps. 14.1 billion

In 2004, PEMEX recorded a net loss of Ps. 14.1 billion (US$1.3 billion), compared to a net loss of Ps. 42.8 billion in 2003. The Ps. 28.6 billion (US$2.5 billion) decrease in the net loss is explained by:

- An increase of Ps. 55.5 billion (US$4.9 billion) in operating income. Excluding IEPS, operating income grew Ps. 99.7 billion (US$8.6 billion)
- A favorable effect of Ps. 35.6 billion (US$3.2 billion) in the comprehensive financing cost
- A favorable effect of Ps. 10.4 billion (US$0.9 billion) in other net revenues
- The offsetting effect of a Ps. 70.7 billion (US$6.3 billion) increase in taxes and duties. Excluding IEPS, the increase in taxes and duties is Ps. 115 billion (US$10.2 billion)
- A favorable offsetting effect of Ps. 2.1 billion (US$0.2 billion) due to the initial accumulated effect of the implementation of bulletin C-15.

EBITDA

EBITDA increased 35%

EBITDA increased 35% to Ps. 504.4 billion (US$44.8 billion) in 2004 from Ps. 374.1 billion in 2003.

Total assets

Total assets increased 15%

As of December 31, 2004, total assets were Ps. 1,018.3 billion (US$90.4 billion), representing a 15%, or Ps. 129 billion (US$11.4 billion), increase with respect to total assets as of December 31, 2003.

- Cash and cash equivalents increased 10%, or Ps. 7.8 billion (US$0.7 billion)
- Accounts receivable increased 73%, or Ps. 53.7 billion (US$4.8 billion)
- Inventory valuation increased 21%, or Ps. 6.2 billion (US$0.6 billion), as a result of higher hydrocarbons' prices
- Properties and equipment rose 8%, or Ps. 46.3 billion (US$4.1 billion), reflecting new investments
- Other assets increased 11%, or Ps. 15.1 billion (US$1.3 billion), mainly as a result of PEMEX's shareholdings in Repsol YPF, S.A., through RepCon Lux

Total liabilities

Liabilities increased 14%

Total liabilities increased 14% to Ps. 960.3 billion (US$85.2 billion), with respect to December 31, 2003.

- Short-term liabilities decreased 8% to Ps. 132.7 billion (US$11.8 billion), primarily as a result of the decrease in short term documented debt
- Long-term liabilities increased 19% to Ps. 827.5 billion (US$73.5 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under "Financing Activities".

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums increased 16% to Ps. 347.2 billion (US$30.8 billion) from Ps. 300.6 billion as of December 31, 2003. The increase of Ps. 46.6 billion (US$4.1 billion) resulted from:

- An increase of Ps. 11.5 billion (US$1billion) due to a decrease in the pension fund
- An increase of Ps. 10.3 billion (US$0.9 billion) due to the difference between the realized and the expected wages' negotiation
- An increase of Ps. 10 billion (US$0.9 billion) due to changes in actuarial assumptions
- An increase of Ps. 8.3 billion (US$0.7 billion) caused by the incorporation of future medical services for retirement, according to bulletin D-3
- An increase of Ps. 4.9 billion (US$0.4 billion) due to a decrease of one year in the funding period
- An increase of Ps. 1.6 billion (US$0.1 billion) due to the seniority annual growth

Equity

Equity increase of Ps. 9.8 billion

As of December 31, 2004, PEMEX's equity increased 20%, or Ps. 9.8 billion (US$0.9 billion) to Ps 58.1 billion (US$5.2 billion) from Ps. 48.2 billion as of December 31, 2003.

The increase is primarily explained by the Ps. 32.6 billion (US$2.9 billion) equity contribution of the duty for exploration, gas, refining and petrochemicals infrastructure.

Business lines results

Sales increase

Total sales on each business line increased from 2003 to 2004.

PEMEX Exploration and Production and PEMEX Gas and Basic Petrochemicals registered a positive operating income

The Exploration and Production as well as Gas and Basic Petrochemicals business lines registered a positive operating income, while the rest of the subsidiary entities reported a negative one. Relative to 2003, operating income for each business line improved.

PEMEX Exploration and Production negative net income is a consequence of the tax burden

The net loss of PEMEX Exploration and Production, which caused the net loss of the Corporate and its subsidiary companies is primarily attributed to the increase in the tax and duties (excluding IEPS) payment, from Ps. 303.3 billion to Ps. 418.3 billion (US$37.1 billion). The rise in tax and duties payment of PEMEX Exploration and Production was of US$10.2 billion.

Statements of changes in financial position

Funds used in operating activities

During 2004 the funds used in operating activities totaled Ps. 1.1 billion (US$0.1 billion). Proceeds were generated by:

- An increase in accounts, notes receivable and other due to the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure
- The monetary gains result as a consequence of a higher annual inflation observed in 2004 relative to 2003. This is a non-cash item

Funds used in investing activities

During 2004 the funds used in investing activities totaled Ps. 95 billion (US$8.4 billion) as a result of an increase in fixed assets.

The main difference between realized capital expenditure and the increase in fixed assets is due to exploration investment and maintenance expense.

Financing activities

Capital expenditure (CAPEX)

2004 CAPEX allocation

Capital expenditure for 2004 totaled US$10.1 billion, based on an exchange rate of Ps. 11.6 per dollar. CAPEX was allocated as follows:

- Exploration and Production 92%
- Refining 4%
- Gas and basic petrochemicals 2%
- Petrochemicals 1%
- Others 1%

Nearly 90% of 2004 capital expenditures, i.e. US$9.1 billion, were in the form of PIDIREGAS.

2005 CAPEX projected allocation

In 2005, projected capital expenditure is US$11.2 billion, based on an exchange rate of Ps. 11.6 per dollar, and is expected to be allocated as follows:

- Exploration 18.6%
- Production 49%
- Maintenance 17%
- Refining 10%
- Gas and basic petrochemicals 3%
- Petrochemicals 2%

- Others 0.4%

Nearly 88% of 2005 projected capital expenditures, i.e. US$9.9 billion, will be in the form of PIDIREGAS.

Financing requirements

2004 financing

As of December 31, 2004, US$9.5 billion have been raised as follows:

- US$4.3 billion in foreign capital markets
- US$2.5 billion in the Mexican capital market
- US$1.4 billion from export credit agencies (ECA's)
- US$1.3 billion in bank loans

Approximately 60% has been raised in foreign capital markets and the rest in the Mexican market.

Since market conditions were favorable, PEMEX pre-funded part of its 2005 financing requirements by approximately US$1.5 billion.

2005 financing program

In 2005, PEMEX plans to raise approximately US$8.5 billion. Around 60% will be raised in foreign capital markets and the rest in the Mexican market.

- US$2.5 billion in foreign capital markets
- US$2.7 billion in the Mexican capital market
- US$0.8 billion from export credit agencies (ECA's)
- US$2.5 billion in bank loans

Capital markets

Offering exchange

PEMEX strategy in the capital markets aims to reduce the number of issues and increase their liquidity. As a consequence, in December 2004, Petróleos Mexicanos and the Pemex Project Funding Master Trust established a securities offering exchange between both entities. The principal amount exchanged was US$2.3 billion, which is 78% of the total principal amount considered in the offering exchange. The market value of the amount exchanged as of December 31, 2004 was US$2.9 billion.

Short-term bond program

Petróleos Mexicanos and the Mexican Trust F/163 established a Ps.10 billion short term notes program, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or Trust F/163 may issue notes having maturities of less than 360 days.

Master Trust

During 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued:

- On June 15, 2004, US$1.5 billion of its floating-rate notes due 2010
- On August 5, 2004, €850 million of its 6.375% notes due 2016
- On September 28, 2004, US$1.75 billion of its 7.75% perpetual bond with an option to redeem in full since year five

F/163

During the third quarter of 2004, Trust F/163 reopened its peso bond issuances of October, 2003. Including the first issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issued totals Ps. 32.7 billion, distributed as follows:

- Ps. 13 billion of floating rate instruments due 2007
- Ps. 13.5 billion of floating rate instruments due 2009
- Ps. 6.2 billion of 8.38% instruments due 2010

On December 23, 2004, Trust F/163 issued notes in the Mexican market. The amount was settled in UDI's equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate and 15 years maturity.

On February 1, 2005, the notes issuance like those aforementioned was reopened. The terms were a principal of Ps. 6 billion in UDI's with a 9.07% interest rate and 15 years maturity.

On February 11, 2005 Trust F/163 issued Ps.15 billion notes in the Mexican market. The issuance was done in two tranches:

- A principal amount of Ps. 7.5 billion, with an interest rate equal to 91 days CETES plus 51 basis points due in 2010
- A principal amount of Ps. 7.5 billion, with an interest rate equal to 182 days CETES plus 57 basis points due in 2013

During the last quarter of 2004, Trust F/163 undertook bilateral credit agreements for Ps. 11 billion and 8 years maturity.

Petróleos Mexicanos

On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

- US$600 million maturing on December 31, 2007 with an interest rate of LIBOR plus 0.55%
- US$650 million maturing on June 30, 2009 with an interest rate of LIBOR plus 0.75%

This syndicated revolving credit facility replaced two bankers acceptance credit facilities totaling US$785 million, and a commercial paper program of US$445 million. As of today, this syndicated revolving credit facility has not been used.

RepCon Lux

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxembourg, issued US$1.37 billion of its 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by PEMEX and are exchangeable into shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

Total net debt of US$44.9 billion

As of December 31, 2004, total consolidated debt including accrued interest was Ps. 505.3 billion (US$44.9 billion). This figure represents an increase of 15%, or Ps.67.1 billion, compared to the figure recorded on December 31, 2003. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163 and RepCon Lux, S.A.
- Notes payable to contractors
- Sale of future accounts receivable (representing Pemex Finance debt of US$3.6 billion as of December 31, 2004)

Net debt, or the difference between debt and cash equivalents, increased Ps. 59.3 billion, to Ps. 420.4 billion (US$ 37.3 billion) as of December 31, 2004, from Ps. 361.1 billion as of December 31, 2003.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 48.7 billion (US$4.3 billion) as of December 31, 2004, including:

- Ps. 46.8 billion (US$4.2 billion) in documented debt
- Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of December 31, 2003, the corresponding amounts were Ps. 60.5 billion and Ps. 2 billion, respectively and total short-term debt was Ps. 62.5 billion.

Long-term debt

Total long-term debt as of December 31, 2004 was Ps. 456.7 billion (US$40.5 billion). This figure includes:

- Ps. 394.5 billion (US$35 billion) in documented debt
- Ps. 25.5 billion (US$2.3 billion) in notes payable to contractors
- Ps. 36.6 billion (US$3.3 billion) in sale of future accounts receivable

As of December 31, 2003 these figures were Ps. 319.4 billion, Ps. 13.8 billion and Ps. 42.6 billion, respectively and total long-term debt was Ps. 375.8 billion.

Financial ratios

The ratio of EBITDA to interest expense (excluding capitalized interest) was 17.9 as of December 31, 2004, compared to 15.1 as of the same date of 2003.

The ratio of EBITDA to net interest expense was 32.2 as of December 31, 2004, compared to 21.3 as of December 31, 2003.

Increase of duration

PEMEX is planning to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings.

Interest rate risk

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2004, approximately 62% of PEMEX's debt exposure carried fixed interest rate and 38% was at floating rates.

Mainly US$ at fixed rate

As a consequence of issuance of peso-denominated securities, the US dollar debt exposure decreased 4 percentage points from December 31, 2003 to the same date of 2004.

Crude oil price risk

In September 2004, PEMEX arranged a short term hedging program in order to mitigate the impact of crude oil price volatility in its cash flows.

The program consists of the acquisition of options in order to hedge against potential price crude oil reductions for the rest of the year. The underlying crude volume accounted for approximately 7% of PEMEX's annual crude oil production. This program ended in December 31, 2004. Due to high crude prices, these options expired out of the money.

Other relevant topics

Oil spillages

Recently, important spillages of crude oil and its derivatives occurred in the States of Veracruz and Tabasco.

On December 22, 2004 a fire took place in the Mazumiapan pumping station pump room of the 30 inches Nuevo Teapa - Poza Rica oil pipeline. This accident caused the rupture of the pipeline, spilling 5 Mb of crude oil in the region of Nanchital, Veracruz.

On December 31, a crude oil spillage took place in the State of Tabasco due to a rupture of a 16 inches pipeline running from Cunduacán Storage and Pumping Central to Dos Bocas Maritime Terminal.

On January 24, 2005 a light naphta spillage was registered in the region of Agua Dulce, Veracruz. The accident occurred due to the rupture of a 12 inches gasoline pipeline running from the Cactus Gas Processing Center to La Cangrejera Petrochemical Center.

In collaboration with the Veracruz Government, the Mexican Army and Navy, the Ministry of Environment and Natural Resource, the Ministry of Health, municipal authorities, the Veracruz University, Civil Protection, local neighbors, specialized companies, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population and counteract the environmental impact.

Fiscal regime in 2005

In 2005 PEMEX will pay a hydrocarbon right equivalent to 60.8% of its sales revenues.

It will also pay an excess gains duty over the crude oil exports value if the crude oil export average price per barrel exceeds US$23.00. The excess gains duty will be 39.2% of the differential between the observed price and US$23.00 per barrel, multiplied by the crude oil export volume. The excess gains duty generated since US$27.00 per barrel will be destined:

- 50% to PEMEX capital expenditure in exploration, production, refining, gas and petrochemical activities
- 50% to infrastructure and equipment investment programs and projects of federal entities.

Proposed PEMEX's fiscal regime

On October 28, 2004, the Chamber of Deputies approved a new fiscal regime for PEMEX. Its effect is subject to the approval of the Chamber of Senators. Under this scheme, PEMEX's Exploration and Production fiscal contributions would be established in the "Ley Federal de Derechos" and the fiscal scheme of the rest of the Subsidiary Entities would continue to be established in the "Ley de Ingresos de la Federación".

The new fiscal scheme for PEMEX Exploration and Production considers the following duties:

- Duty for hydrocarbons extraction, paid over the value of the production of crude oil and natural gas (net of the one used for production). This duty distinguishes crude oil from natural gas production and separates existing from new hydrocarbons. The existing crude oil would pay a rate from 35.1 to 74.8%, depending on the sales price, and the new crude oil would pay a 25% rate. The existing gas would pay a rate of 15%, while the new gas would pay a 10% rate. This duty would have exemptions of up to 30 barrels of crude oil per day per producing well and up to one million cubic feet per day of non-associated natural gas per well
- Duty for hydrocarbons for the stabilization fund, paid over the value of the extracted crude oil production, which would be between 1% and 10%, depending on the average Mexican crude oil export price, only if it exceeds US$22 per barrel
- Extraordinary duty for crude oil exports, paid over the value of exports, of 13.1% when the average export price of the Mexican crude oil basket exceeds the price estimated by the Congress. This duty is accredited against the duty for hydrocarbons for the stabilization fund
- Ordinary duty for hydrocarbons of 69% over the value of the extracted production minus permitted deductions (part of the investments, some costs and expenses, and the other duties).

The Subsidiary Entities with industrial activities (Refining, Gas and Basic Petrochemicals and Petrochemicals) would be subject to the tax regime for oil returns under the terms defined in the "Ley de Ingresos de la Federación".

The new fiscal regime pretends to strengthen PEMEX's competitiveness and to contribute to improve its financial position.

Credit rating upgrade

On February 1, 2005, Standard & Poor's Ratings Services raised the foreign currency long-term corporate credit rating on PEMEX and on the Pemex Project Funding Master Trust to 'BBB' from 'BBB-'. S&P also raised PEMEX and RepConLux S.A.unsecured foreign currency rating to 'BBB' from 'BBB-'.

On the other hand, Standard & Poor's affirmed PEMEX's 'A-' local currency credit rating, its 'mxAAA' national scale corporate credit rating, and the 'mxAAA' national scale senior unsecured rating assigned to Fideicomiso F/163, as well as PEMEX's and Fideicomiso F/163 'mxA-1'+ short term programs.

The rating actions follow the upgrade of the foreign currency sovereign ratings on Mexico to 'BBB from 'BBB-' and of the local currency rating to 'A-'. 'from A- The upgrade on PEMEX is "consistent with S&P's opinion that PEMEX's importance to the country constitutes a strong economic incentive for the sovereign to support the issuer during a period of financial distress"..., "Despite the fact that PEMEX's debt is not guaranteed by the Mexican government, S&P acknowledges that PEMEX's debt has received "pari passu" treatment with direct creditors of the sovereign in previous restructurings of Mexico's external debt. Additionally, certain notes issued by PEMEX contain collective action clauses that are also included in some notes issued by the country, again indicating the tight relationship between the debt management of United Mexican States and PEMEX".

S&P considered as stable the outlook on PEMEX's foreign currency rating.

Director General of PEMEX

Starting November 1, 2004, Mr. Luis Ramírez Corzo substituted Mr. Raúl Muñoz Leos as General Director of Petróleos Mexicanos. Before this appointment, Mr. Ramírez Corzo was General Director of PEMEX Exploración y Producción.

Disclaimer

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploración y Producción, PEMEX Refinación, PEMEX Gas y Petroquímica Básica and PEMEX Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2004 exchange rate of Ps. 11.2648 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com *or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.*

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of December 31, 2004 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of December 31, 2004 and 2003 and for the years ended on these dates are preliminary and under auditing process. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included

For the purposes of these nonaudited consolidated financial statements, certain information and revelations that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), have been condensated or omitted. These nonaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2003 and 2002.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with Mexican GAAP as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized

PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. In compliance of the aforementioned rules, as of December, 2003, the financial statements are submitted under the same basis that in 2004.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", were into effect, as issued by MIPA. As of December 31, 2004, PEMEX had recognized impairment in its fixed assets.

3. Accounts, notes receivable and other

As of December 31, 2004 and 2003 the accounts, notes and other are as follows:

	2004	2003
Trade-domestic	$ 30,729,724	$ 23,322,588
Trade-foreign	13,461,253	11,880,701
Pemex Finance, Ltd	8,878,606	8,570,007
Mexican Government, advance payments on minimum guaranteed dividends	10,387,839	10,703,189
Other accounts receivable	66,052,443	19,155,182
Less:		
Allowance for doubtful accounts	(1,945,928)	(2,201,095)
	$ 127,563,937	$ 73,857,440

4. Inventories

As of December 31, 2004 and 2003 inventories are as follows:

	2004	2003
Crude oil, refined products, derivatives and petrochemical products	$ 30,561,140	$ 25,226,625
Materials and supplies in stock	4,285,885	4,382,523
Materials and products in transit	1,913,750	1,238,969
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,662,268)	(1,944,153)
	$ 35,098,507	$ 28,903,964

5. Properties and equipment

As of December 31, 2004 and 2003 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2004	2003
Land	$ 38,099,738	$ 39,723,521
Buildings	13,897,706	15,145,599
Wells and field assets	273,576,615	103,793,365
Plants, furniture and equipment	159,983,401	269,194,710
Offshore platforms	7,170,552	49,126,935
	$492,728,012	$476,984,130
Fixed assets pending disposition	$ -	$ 1,684,867
Construction spares	130,065	155,491
Construction in progress	120,614,688	88,384,704
	$ 613,472,765	$567,209,191

The depreciation of fixed assets and amortization of wells at the end of December 31, 2004 and 2003, recognized in cost and operating expenses, was Ps. 50,737,300 and Ps. 42,648,759, respectively. The accumulated depreciation and amortization as of December 31, 2004 and 2003 was Ps. 562,668,361 and Ps. 477,041,881, respectively.

6. Long-term debt

During 2004, the following financing operations were performed:

Petróleos Mexicanos obtained U.S. $93,700 from guaranty lines by export credit agencies. During the same period, Master Trust obtained U.S. $1,399,100 from guaranty lines by export credit agencies, to finance PIDIREGAS projects.

Master Trust obtained U.S. $25,000 in bank credits for PIDIREGAS projects.

On June 15, 2004, Master Trust issued U.S. $1,500,000 of Floating Rate Notes, guaranteed by Petróleos Mexicanos due in 2010.

On August 5, 2004, Master Trust issued €850,000 Notes at a Fixed Rate of 6.375%, guaranteed by Petróleos Mexicanos due in 2016.

On September 28, 2004, Master Trust issued perpetual bonds for U.S. $1,750,000, bearing a Fixed Rate of 7.75%, guaranteed by Petróleos Mexicanos and Pemex has the option to amortize them starting on their fifth anniversary.

Additionally, in January 30, 2004, Petróleos Mexicanos, through the trustee F/163, made the second issue of Ps. 11,500 million under its long-term notes program of Ps. 20,000 million, approved by the Banking and Securities National Commission. The issue was reopened by the first issue and was made in three tranches too: the first tranch is for Ps. 4,000 million, bears interest at variable rate and is due in 2007; the second tranch is for Ps. 5,000 million, bears interest at variable rate and is due in 2009 and the third tranch is for Ps. 2,500 million, bears interest at fixed rate of 8.38% and is due in 2010.

On March 26, 2004, Petróleos Mexicanos, through to the trustee F/163 of its program, approved by the Banking and Securities National Commission made a third issue of Ps. 14,672 million: the issue was a reopening of the first issue and was made in three tranches too: the first tranch is for the amount of Ps. 6,000 million, bears interest at variable rate and is due in 2007; the second tranch is for Ps. 6,000 million, bears interest at variable rate and is due in 2009 and the third tranch is for Ps. 2,672 million, bears interest at fixed rate of 8.38% and is due in 2010.

On March 30, 2004, Petróleos Mexicanos, through the trustee F/163, obtained a bank, credit in pesos for the amount of Ps. 4,000 million, that bears interest at variable rate plus 0.40% and the principal is due from 2005 to 2009.

On November 4, 2004, Petróleos Mexicanos, through the trustee F/163, obtained a bank credit in pesos for the amount of Ps. 4,000 million, that bears interest fixed rate of 11.0% and the principal is due from 2011 to 2012.

On November 23, 2004, Petróleos Mexicanos, through the trustee F/163, obtained a bank credit in pesos for the amount of Ps. 3,000 million, that bears interest of variable rate plus 0.48,% and the principal is due from 2010 to 2012.

In December, 2004 the trust F/163, issued Securities certificates for the amount of UDIS 1,415,800 million equivalentto Ps. 5,000 million, under the modality of cero cupon and a term of 15 years.

On December 20, 2004, Petróleos Mexicanos, through trust F/163, obtained a bank credit in pesos for the amount of Ps. 4,000 million, that bears floating rate plus 0.425%, that later on changed to fixed rate of 10.55%, and the principal is due from 2010 to 2012.

Petróleos Mexicanos obtained Ps. 9,000 million through its Short-Term Securities Certificate program.

On June 15, 2004, Petróleos Mexicanos obtained a direct credit for the amount of ¥ 13,229,400 million in order to refinance a balance with Nacional Financiera for the same amount and currency.

On January 26, 2004, RepConLux, S.A., a financial vehicle created in Luxemburgo, issued U.S. $1.37 billion of interchangeable guaranteed bonds due 2011. These bonds are guaranteed by Pemex and are interchangeable for Repsol YPF, S.A. shares or for cash equivalent with issuer's option.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended December 31, 2004 and 2003, is analyzed as follows:

	2004	2003
Net loss for the year	$ (14,142,412)	$ (42,754,131)
Effect of restatement of the year - Net	1,512,755	5,927,888
Net increase in specific oil-field exploration and depletion reserve		13,731,424
Comprehensive loss for the year	($12,629,657)	$ (50,557,667)

8. Foreign currency position

As of December 31, 2004 and 2003, the consolidated financial statements of PEMEX includemonetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
At December 31,2004	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	12,451,699	(41,882,985)	(29,431,286)	11.2648	($331,537,551)
Japanese yen		(166,493,655)	(166,493,655)	0.1101	(18,330,951)
Pounds sterling	414	(450,344)	(449,930)	21.65320	(9,742,424)
Swiss francs	230	(230)	-	9.3241	-
Dutch guilders					
Euros	1,470	(3,130,809)	(3,102,339)	15.3201	(47,528,144)
Net-short position before foreign-currency hedging					($407,139,070)

At December 31,2003	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	5,779,829	(29,843,201)	(24,063,372)	11.2360	$(270,376,048)
Japanese yen		(194,226,518)	(194,226,518)	0.1048	(20,354,939)
Pounds sterling	260	(452,718)	(452,458)	20.0922	(9,090,877)
Swiss francs					
Dutch guilders					
Euros	279,441	(2,670,519)	(2,391,078)	14.1630	(33,864,838)
Net-short position before foreign-currency hedging					($333,686,702)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of December 31, 2003 of $2,026,438. This liability is included in the balance sheet under long-term reserve.

c. PEMEX, through its subsidiaries PMI Comercio Internacional, S.A. de C.V. and PMI Norteamérica, S.A. de C.V., has executed several long-term purchase and sale contracts for Maya crude oil in the International Marketing with foreign companies. The terms and conditions of these contracts are specific to each client and its duration can be indefinite, existing in some cases minimum obligatory periods.

d. AtDecember 31, 2003, PEMEX was involved in various civil, tax and administrative lawsuits with a total claim amount of $15,736,143. At December 31, 2003 PEMEX had accrued $1,409,283, related to these contingencies. At December 31, 2004 the estimation of this amount does not change significatively.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 893,028). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,548). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 55,749), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 45,059), plus interest accrued since the date the payment was ceased. PEMEX appealed this decision, and the appeal is pending resolution.

f. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2003, the value of the nitrogen to be supplied during the term of the contract is approximately U.S. $21,311,844. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

g. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

h. At December 31, 2004, PEMEX had entered into contracts with various contractors for an approximate amount of $147,361,216. These contracts are for the development of PIDIREGAS.

i. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX has made the corresponding accruals related to pending lawsuits in accordance with the circumstances described in this note.

j. PEMEX was sued in a lawsuit filed by Conproca, relating to the non-fulfillment of the terms agreed between the parties involved in *Contrato de Obra Pública Financiada* (Financed Public Construction Contract) and the *Contrato de Obra Pública a Precios Unitarios* (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS. The claim is before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, where PEMEX was summoned to court on September 14, 2001.

The lawsuit seeks payment for U.S. $648,000 for the alleged non-fulfillment of obligations under the aforementioned contracts and agreements between Conproca and PEMEX. The amount claimed by Conproca is for additional contract work, indemnities and expenses incurred not refunded by PEMEX. PEMEX filed a counterclaim against Conproca for the non-fulfillment of contracts and agreements in the Cadereyta Project.

The amount of the counterclaim is U.S. $919,200, thus PEMEX has not made an accrual for this concept.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
At December 31,2004					
Trade Income					
External Costumers	$ 246,913.953	$ 325,500,769	$ 129,361,097	$ 19,031,005	$ 398,636,227
Intersegments	314,083,182	17,660,122	53,875,558	5,189,195	21,007,564
Operation Gain (Loss)	404,608,658	37,104,776	11,534,005	(8,742,023)	333,171
Net Gain (Loss)	(13,567,740)	(20,095,836)	10,232,660	(9,968,605)	(11,833,321)
Total Assets	698,260,740	303,897,601	105,939,822	52,759,794	981,298,225
At December 31,2003					
Trade Income					
External Costumers	$ 193,159,864	$ 309,868,552	$ 105,122,352	$ 12,894,980	$ 301,382,999
Intersegments	255,619,647	14,339,935	44,632,902	4,953,141	19,035,581
Operation Gain (Loss)	319,977,798	74,950,471	4,176,736	(10,294,391)	6,816,969
Net Gain (Loss)	1,180,484	(38,098,735)	8,082,418	(15,378,315)	11,955,692
Total Assets	650,918,454	219,497,441	88,949,281	34.638,683	882,040,376

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	151,380
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,298,806
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	278,717
P.M.I. Holdings B.V.	Holding	40	100.00	79	(631,261)
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	1,198,682
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,299,866
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	68,160
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	562,832
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments In Subsidiaries				134,086	4,227,182
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,799	4.94	0	17,224,465
Deer Park Refining Limited	Refining company	1	0.00	0	5,237,685
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.80	178,796	140,811
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,049,792
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	898,072
Cía. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	87,370
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	11,160
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	21,138
Other Investments		1	0.00	0	(1,483,102)
		0	0.00	0	0
Total Investments in Affiliates				695,290	23,187,391
OTHER PERMANENT INVESTMENTS					1,465,253
T O T A L					28,879,826

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (6) (11)	30/03/2009	9.71	888,889	3,111,111	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)	26/09/2005	9.71	104,975	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	04/07/2008	9.71	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11)	18/09/2008	9.71	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	18/12/2008	9.71	555,556	1,666,667	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	9.71	0	4,945,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	9.71	0	4,000,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2008	9.71	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO,S.A. (6) (7)	11/05/2012	11.00	0	4,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (6) (11)	23/11/2012	9.71	0	3,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	18/08/2005	3.05	0	0	0	3,379,440	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	30/06/2018	5.44	0	0	0	225,296	225,297	225,296	225,296	2,140,312	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	24/11/2006	3.52	0	0	0	0	1,408,100	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	30/11/2006	3.52	0	0	0	0	1,408,100	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	3.05	0	0	0	112,648	112,648	112,648	112,648	563,240	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	3.90	0	0	0	94,582	94,582	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	3.90	0	0	0	285,578	285,578	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	2.95	0	0	0	1,519	1,519	0	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	3.52	0	0	0	1,126,480	1,126,480	1,126,480	1,126,480	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	5.88	0	0	0	0	0	0	1,126,480	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	4.20	0	0	0	264,829	264,829	264,829	264,829	264,829	0	0	0	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	2.95	0	0	0	0	0	0	0	0	0	2,890	2,890	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	3.90	0	0	0	0	0	0	0	0	0	220,195	220,195	0	0	0
BANK OF AMERICA (1) (8)	26/12/2006	3.90	0	0	0	0	0	0	0	0	0	199,566	199,566	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.05	0	0	0	0	0	0	0	0	0	6,397	6,397	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.00	0	0	0	0	0	0	0	0	0	640	640	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.63	0	0	0	0	0	0	0	0	0	1,132	1,132	0	0	0
CITIBANK N.A. (1) (8)	27/12/2005	3.05	0	0	0	0	0	0	0	0	0	1,877,467	0	0	0	0
CITIBANK N.A. (1) (8)	23/12/2006	3.05	0	0	0	0	0	0	0	0	0	0	14,785,050	0	0	0
CITIBANK N.A. (1) (8)	27/12/2007	3.05	0	0	0	0	0	0	0	0	0	0	0	5,632,400	0	0
DERIVACION DE FONDOS (1) (8)	21/03/2005	3.90	0	0	0	0	0	0	0	0	0	345,807	0	0	0	0
DERIVACION DE FONDOS (1) (8)	26/10/2006	3.90	0	0	0	0	0	0	0	0	0	394,205	394,205	0	0	0
DERIVACION DE FONDOS (1) (8)	16/11/2006	3.90	0	0	0	0	0	0	0	0	0	325,927	325,927	0	0	0
DERIVACION DE FONDOS (1) (8)	17/11/2006	3.90	0	0	0	0	0	0	0	0	0	64,389	64,389	0	0	0
DERIVACION DE FONDOS (2) (8)	21/03/2005	3.05	0	0	0	0	0	0	0	0	0	2,771	-0	0	0	0
DERIVACION DE FONDOS (2) (8)	26/10/2006	3.05	0	0	0	0	0	0	0	0	0	7,313	7,313	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	3.05	0	0	0	0	0	0	0	0	0	495	495	0	0	0
J.P. MORGAN CHASE (1) (8)	13/10/2005	3.05	0	0	0	0	0	0	0	0	0	2,816,200	0	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	3.05	0	0	0	0	0	0	0	0	0	675,888	675,888	675,888	0	0
WESTLB AG,LONDON BRANCH (1) (8)	24/08/2005	3.05	0	0	0	0	0	0	0	0	0	112,648	0	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	22/05/2006	3.05	0	0	0	0	0	0	0	0	0	0	112,648	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	19/08/2006	3.05	0	0	0	0	0	0	0	0	0	0	168,972	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	11/10/2006	3.05	0	0	0	0	0	0	0	0	0	0	168,972	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	17/05/2007	3.05	0	0	0	0	0	0	0	0	0	0	0	168,971	0	0
NYNEX CREDIT COMPANY (1) (7)	15/03/2005	8.11	0	0	0	0	0	0	0	0	0	149,161	0	0	0	0
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2010	7.61	0	0	0	0	0	0	0	0	0	52,551	39,413	36,129	36,129	65,688
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2011	7.61	0	0	0	0	0	0	0	0	0	20,647	33,304	45,962	55,507	322,030
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	07/02/2012	7.61	0	0	0	0	0	0	0	0	0	34,429	51,644	148,216	126,241	517,417
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	8.11	0	0	0	0	0	0	0	0	0	66,850	147,118	173,493	158,450	39,111
INTEREST PAYABLE			64,094	0	0	59,620	0	0	0	0	0	359,436	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	0	0	0	1,773,108	1,925,179	2,090,291	2,269,565	3,834,116
INTEREST PAYABLE CONPROCA			0	0	0	0	0	0	0	0	0	18,278	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
FSO INC. (1) (7)	30/09/2008	15.00	0	0	0	0	0	0	0	0	0	88,515	242,823	281,858	224,949	0
MINATITLAN			0	0	0	0	14,606,768	0	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7)	15/11/2018	8.74	0	0	0	0	0	0	0	0	0	0	8,808,144	5,756,840	5,659,448	14,320,179
PEMEX FINANCE (1) (8)	04/07/2014	4.94	0	0	0	0	0	0	0	0	0	0	0	0	0	2,091,078
GUARANTEED BANK LOANS																
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	2.90	0	0	0	354,859	354,859	354,859	354,859	2,484,014	0	0	0	0	0	0
EKSPORTFINANS ASA (1) (7)	30/06/2013	5.15	0	0	0	0	0	0	0	0	0	302,342	302,342	299,112	219,860	386,356
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	3.05	0	0	0	0	0	0	0	0	0	2,048,229	2,048,229	2,048,229	2,048,229	6,255,744
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	5.15	0	0	0	0	0	0	0	0	0	168,240	168,240	168,240	168,240	925,320
BANCO SANTANDER CENTRAL HISPANO (1) (8)	27/09/2009	3.05	0	0	0	0	0	0	0	0	0	306,701	250,641	187,804	83,827	43,726
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	3.05	0	0	0	0	0	0	0	0	0	759,351	759,351	759,351	759,351	3,025,749
BNP PARIBAS (1) (8)	15/03/2014	3.05	0	0	0	0	0	0	0	0	0	450,592	2,703,552	450,592	450,592	2,478,256
DRESDNER BANK AG (1) (8)	06/01/2012	3.05	0	0	0	0	0	0	0	0	0	269,438	269,438	269,438	269,438	924,033
EXPORT DEVELOPMENT CANADA (1) (8)	09/10/2014	3.05	0	0	0	0	0	0	0	0	0	397,269	389,349	386,200	371,909	1,123,719
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	6.62	0	0	0	0	0	0	0	0	0	13,530	4,650	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	3.05	0	0	0	0	0	0	0	0	0	233,951	233,951	233,951	233,951	795,205
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	5.05	0	0	0	0	0	0	0	0	0	24,506	20,423	0	0	0
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	3.05	0	0	0	0	0	0	0	0	0	53,311	53,311	53,311	53,311	186,589
HSBC BANK, PLC (1) (8)	10/06/2014	3.05	0	0	0	0	0	0	0	0	0	133,061	184,032	194,870	194,870	893,713
HSBC BANK, PLC (1) (7)	27/09/2011	5.66	0	0	0	0	0	0	0	0	0	171,562	145,675	114,375	74,717	172,665
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	0	0	811	811	811	811	4,539
SOCIETE GENERALE (1) (8)	02/01/2010	3.05	0	0	0	0	0	0	0	0	0	654,504	574,484	373,154	247,782	117,302
STANDARD CHARTERED BANK (1) (8)	25/01/2014	3.05	0	0	0	0	0	0	0	0	0	225,296	473,121	473,121	473,121	2,390,727
J.P. MORGAN CHASE (1) (8)	03/07/2012	3.05	0	0	0	0	0	0	0	0	0	69,677	69,677	69,677	69,677	223,000
DEUTSCHE BANK (1) (8)	16/12/2013	3.05	0	0	0	0	0	0	0	0	0	26,729	26,729	26,729	26,729	115,858
TORONTO DOMINION BANK (1) (8)	20/10/2009	3.05	0	0	0	0	0	0	0	0	0	105,600	105,600	105,600	103,609	69,705
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	12/10/2014	3.05	0	0	0	0	0	0	0	0	0	500,658	725,954	725,954	725,954	4,956,512
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	03/08/2017	1.56	0	0	0	0	0	0	0	0	0	0	0	28,643	57,285	486,923
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	06/01/2012	5.15	0	0	0	0	0	0	0	0	0	225,296	225,296	225,296	225,296	788,536
MIZUHO CORPORATE BANK, LTD (1) (8)	07/06/2006	2.46	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	2.40	0	0	0	0	0	0	0	0	0	1,537,187	1,537,788	1,537,788	1,537,788	2,303,749
INTEREST PAYABLE			0	0	0	12,716	0	0	0	0	0	314,546	0	0	0	0
TOTAL BANK LOANS			1,613,514	25,277,778	0	5,917,567	19,888,760	2,084,112	3,210,592	5,452,395	0	18,609,292	39,654,948	23,742,294	16,926,636	49,757,545
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
DEUTSCHE BANK (1) (7)	02/01/2005	6.50	0	0	0	0	0	0	0	0	0	6,758,880	0	0	0	0
DEUTSCHE BANK (1) (7)	30/03/2005	8.38	0	0	0	0	0	0	0	0	0	3,942,680	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2006	9.50	0	0	0	0	0	0	0	0	0	0	5,632,400	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	0	0	0	6,758,880	0	0
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800	0
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	0	0	0	0	0	0	0	0	0	0	0	0	8,448,600	0
DEUTSCHE BANK (1) (7)	12/02/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	6,739,054	0
DEUTSCHE BANK (1) (7)	02/01/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	0	0	0	0	19,713,400
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,448,600
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,713,400
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,942,680
DEUTSCHE BANK (1) (7)	02/01/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800
DEUTSCHE BANK (1) (7)	12/01/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,816,200

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,505,920
DEUTSCHE BANK (1) (7)	06/01/2007	9.00	0	0	0	0	0	0	0	0	0	0	0	1,783,815	0	0
CITIBANK, N.A. (1) (7)	06/01/2007	9.00	0	0	0	0	0	0	0	0	0	0	0	1,032,385	0	0
DEUTSCHE BANK (1) (8)	01/07/2005	3.90	0	0	0	0	0	0	0	0	0	5,632,400	0	0	0	0
DEUTSCHE BANK (3) (7)	12/05/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	3,301,727
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,661,280
DEUTSCHE BANK (2) (7)	08/02/2007	7.75	0	0	0	0	0	0	0	0	0	0	0	7,660,050	0	0
DEUTSCHE BANK (2) (9)	03/04/2008	9.10	0	0	0	0	0	0	0	0	0	0	0	0	1,582,434	0
J.P. MORGAN CHASE (1) (8)	15/10/2009	2.66	0	0	0	0	0	0	0	0	0	0	0	0	0	5,632,400
J.P. MORGAN CHASE (1) (8)	15/06/2010	2.49	0	0	0	0	0	0	0	0	0	0	0	0	0	16,897,200
J.P. MORGAN CHASE (2) (7)	04/05/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	11,490,074
J.P. MORGAN CHASE (2) (7)	08/05/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	7,660,050
J.P. MORGAN CHASE (2) (7)	08/05/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	0	0	13,022,084
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	10/08/2009	8.88	0	13,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	18/10/2007	9.42	0	13,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	6,172,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V.	12/05/2019	0.00	0	5,000,000	0	0	0	0	0	0	0	0	0	0	0	0
LLOYDS TSB (5) (7)	31/03/2006	14.50	0	0	0	0	0	0	0	0	0	0	1,082,660	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	0	0	0	0	5,934,129	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	01/06/2005	8.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	13/01/2005	8.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	20/01/2005	8.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	27/01/2005	8.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INTEREST PAYABLE			0	0	0	0	0	0	0	0	0	3,902,828	0	0	0	0
PRIVATE PLACEMENTS																
GUARANTEED																
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	15,474,884
INTEREST PAYABLE REPCON LUX			0	0	0	0	0	0	0	0	0	286,159	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			**2,000,000**	**37,672,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**20,522,947**	**6,715,060**	**23,169,259**	**28,034,888**	**175,074,299**
SUPPLIERS																0
SUPPLIERS																
OTHER SUPPLIERS			28,856,516	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**28,856,516**	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			11,592,971	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			11,592,971	0	0	0	0	0	0	0	0	0	0	0	0	0
[illegible]			**44,063,001**	**62,949,778**	**0**	**5,917,567**	**19,888,760**	**2,084,112**	**3,210,592**	**5,452,395**	**0**	**39,132,239**	**46,370,008**	**46,911,553**	**44,961,524**	**224,831,844**

NOTES:

CURRENCIES	***ACCOUNTING EXCHANGE RATES***
(1) Dollars	11.2648
(2) Euros	15.3201
(3) Japanese Yens	0.1101
(4) Swiss Francs	9.9241
(5) Sterling Pounds	21.6532
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	12,451,699	140,265,899	84,368	950,389	141,216,288
LIABILITIES POSITION	41,968,850	472,770,701	6,709,809	75,584,657	548,355,358
SHORT TERM LIABILITIES POSITION	8,450,869	95,197,349	58,364	657,459	95,854,808
LONG TERM LIABILITIES POSITION	33,517,981	377,573,352	6,651,445	74,927,198	452,500,550
NET BALANCE	**(29,517,151)**	**(332,504,802)**	**(6,625,441)**	**(74,634,268)**	**(407,139,070)**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars	11.2648
Japanese Yens	0.1101
Sterling Pounds	21.6532
Swiss Francs	9.3241
Euros	15.3201

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	20,411,259
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					**20,411,259**

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED AMOUNT OF 20,411,259 THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,578	95
Gas Production (mmcfpd)		4,694	97
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	85
Cadereyta		275	77
Madero		190	77
Minatitlán		185	91
Salamanca		245	81
Salina Cruz		330	88
Tula		315	94
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		4,503	74
Cactus		1,960	73
Nuevo Pemex		880	86
Ciudad Pemex		1,290	73
Matapionche		109	75
Poza Rica		230	39
Arenque		34	100
PETROCHEMICALS		0	0
Production Capacity (tt)		12,496	50
Camargo (in desincorporation process)		333	0
Cangrejera		3,205	86
Cosoleacaque		4,975	30
Escolín		337	13
Independencia		288	61
Morelos		2,263	65
Pajaritos		1,021	22
Tula		76	84
Distribution Facilities		0	0
Petrochemicals (tt) Note 1		233,540	91

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in
is in desincorporation process.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	368		332	31,150,873			
DIESEL	325		303	61,448,100	100.00	Pemex Diesel	Distributors
L.P. GAS	253		328	42,662,503			
MAGNA SIN GASOLINE	418		526	117,356,178	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	44		110	27,579,937	100.00	Pemex Premium	Distributors
JET FUEL				10,945,720			
OTHER REFINED PRODUCTS				5,114,904			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	1,668			2,170,062	81.00	(A)	(E)
ETHANE DERIVATIVES	2,073			8,245,399	51.00	(B)	(F)
AROMATICS AND DERIVATIVES	1,222			4,654,903	41.00	C	(G)
PROPYLENE AND DERIVATIVES				2,786,783	39.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	5,653		1,210	1,058,258			
DRY GAS	3,144		2,756	69,321,400			
IEPS				54,704,848			
EFFECT B-10				9,827,826			
T O T A L				**449,027,697**			

OBSERVATIONS:

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes and orthoxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) UNIVEX, S.A.; AGROGEN, S.A. DE C.V., MASAGRO S.A. DE C.V., INTEGRADORA APRODIFER, S.A. DE C.V., FERTIREY, S.A. DE C.V., AGROINDUSTRIAS DEL BALSAS, S.A. DE C.V.

(F) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLICYD, S.A. DE C.V., POLIMEROS DE MEXICO, S.A. DE C.V., GRUPO CELANESE, S.A.; GRUPO PRIMEX, S.A. DE C.V. S.A. DE C.V., CLARIANT MEXICO, S.A. DE C.V.

(G) RESIRENE, S.A. DE C.V., PETROCEL, S.A., POLIESTIRENO Y DERIVADOS, S.A. DE C.V., NEGOCIACION ALVI, S.A. DE C.V., COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V., MEXICANA DE RESINAS, S.A. DE C.V., INDUSTRIAS NEGROMEX, S.A. DE C.V.

(H) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.; CELANESE MEXICANA, S.A. DE C.V., GE PLASTICS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)			1,870	240,705,192	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			152	21,765,045			
PETROCHEMICAL PRODUCTS			916	2,450,261			
MARGINAL EFFECT				57,807,103			
B-10 EFFECT				6,858,630			
TOTAL				329,586,231			

Tbd - thousand barrels per day

M$ - thousands of pesos

MMcfpd - million cubic feet per day

Tt - thousand tons

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	119,535,239
TOTAL			0	0	0	0	0	119,535,239

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :

UNITS':

ADRS's :

GDRS's :

ADS's :

GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETRÓLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO ELIZONDO BARRAGÁN
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felizondo@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

POSITION:	IN CHARGE OF THE GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. LUIS ALBERTO AMADO CASTRO
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 61 41
E-MAIL:	lamado@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETRÓLEOS MEXICANOS

E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. MARTHA AVELAR VILLEGAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 89 59
FAX:	19 44 94 35
E-MAIL:	mavelar@pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, FEBRUARY 24,2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date: March 8, 2005

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.